                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                               Amendment No. 4*

                          LIBERTY MEDIA CORPORATION
                          -------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $1.00 per share
               -----------------------------------------------
                        (Title of Class of Securities)

                                  530715309
                                  ---------
                                (CUSIP Number)

                          Thomas J. Egan, Jr., Esq.
                               Baker & McKenzie
                         815 Connecticut Avenue, N.W.
                         Washington, D.C.  20006-4078
                                (202) 452-7000
                                --------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 4, 1994
                                --------------
                        (Date of Event which Requires
                          Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* NOTE: This constitutes the final amendment of the Schedule 13D of RMS Limited Partnership, Crystal Diamond, Inc. and Roy M. Speer with respect to the issuer and class of securities referenced above.





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CUSIP No. 530715309
- ---------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

         RMS Limited
           Partnership            Crystal Diamond, Inc.     Roy M. Speer
         88-0224372               88-0223159                ###-##-####
- ---------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
     of a Group  (See Instructions)                         (b) /x/
- ---------------------------------------------------------------------------
(3)  SEC Use Only
- ---------------------------------------------------------------------------
(4)  Source of Funds
                                  OO
- ---------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings              / /
         is Required Pursuant to Items 2(d) or 2(e)
- ---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         RMS Limited Partnership -- Nevada limited partnership
         Crystal Diamond, Inc. -- Nevada corporation
         Roy M. Speer -- individual citizen of the United States
- ---------------------------------------------------------------------------
Number of Shares                       (7)  Sole Voting Power
Beneficially Owned                          0
by Each Reporting                      ------------------------------------
Person With                            (8)  Shared Voting Power
                                            0
                                       ------------------------------------
                                       (9)  Sole Dispositive Power
                                            0
                                       ------------------------------------
                                       (10) Shared Dispositive Power
                                            0
- ---------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                  0
- ---------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)             / /
     Excludes Certain Shares
- ---------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  0%
- ---------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





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         RMS Limited Partnership, a Nevada limited partnership, Crystal
Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as originally filed on December 14, 1992, as amended by Amendment No. 1 thereto filed on January 4, 1993, by Amendment No. 2 thereto filed on January 15, 1993, and by Amendment No. 3 thereto filed on February 22, 1993 (together, the "Schedule 13D"), with respect to the Class A common stock, par value $1.00 per share, of Liberty Media Corporation, a Delaware corporation. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         Item 5 is amended by adding the following sections (e) and (f) at the end thereof:

         (e) On March 17, 1993, the Company effected a two-for-one stock split on the Common Stock and Class B Common Stock of the Company in the form of a dividend of one share of Common Stock on every outstanding share of Common Stock and a dividend of one share of Class B Common Stock on every outstanding share of Class B Common Stock. As a result of such stock dividend, the outstanding number of shares of Common Stock and Class B Common Stock doubled, but the percentage ownership of the shareholders of the Company at the time of such dividend remained unchanged.

         As a result of such dividend, the number of shares of Common Stock beneficially owned by RMS, Crystal Diamond, and Mr. Speer increased from 4,000,000 to 8,000,000, but their percentage ownership of the Company remained unchanged. The number of shares of the Company's stock referenced in the Agreement, the Amendment, the Registration Rights Agreement, the Amendment Agreement, and the Option Agreement also doubled as a result of the stock dividend.

         (f) On August 4, 1994, the Company completed a business combination with Tele-Communications Inc. ("TCI") whereby TCI and the Company each were merged with and into subsidiaries of a holding company, TCI/Liberty Holding Company ("TCI Holdings"). In connection with such business combination and pursuant to an Agreement and Plan of Merger dated as of January 27, 1994, as amended, each share of Common Stock was converted into the right to receive .975 of a share of the Class A Common Stock of TCI Holdings. As a result of the business combination, RMS, Crystal Diamond and Mr. Speer will beneficially own 7,800,000 shares of TCI Holdings Class A Common Stock which, according to the proxy statement distributed by Liberty with respect to such transaction, will represent less than 5% of the Class A Common Stock of TCI Holdings. Thus, since RMS, Crystal Diamond and Mr. Speer are no longer the beneficial owners of 5% or more of the Common Stock and are not entitled to receive 5% or more of the TCI Holdings' Class A Common Stock, RMS, Crystal Diamond and Mr. Speer are no longer subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934 with respect to the Common Stock of the Company or the Class A Common Stock of TCI Holdings.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 1994
                                       /s/ Roy M. Speer
                                       -------------------------------
                                       Roy M. Speer


                                       RMS LIMITED PARTNERSHIP,
                                       a Nevada Limited Partnership


Dated: August 9, 1994
                                       /s/ C. Thomas Burton
                                       -------------------------------
                                       C. Thomas Burton
                                       President
                                       of Crystal Diamond, Inc.,
                                          the Managing General Partner of
                                          RMS Limited Partnership


                                       CRYSTAL DIAMOND, INC.


Dated: August 9, 1994
                                       /s/ C. Thomas Burton
                                       -------------------------------
                                       C. Thomas Burton
                                       President





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